MEGASTAR DEVELOPMENT CORP.
600-625 Howe Street
Vancouver, British Columbia
V6C 2T6
Telephone: 604.683.6648
Facsimile: 604.683.1350
Website: www.megastardevelopment.com

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of **Megastar Development Corp.** (the "Company") will be held at the offices of the Company's solicitors, Clark Wilson LLP, located on the 800-885 West Georgia Street, Vancouver, British Columbia, on Friday, July 21, 2006, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended February 28, 2006, and accompanying report of the auditor.
2. To appoint Amisano Hanson, Chartered Accountants, as auditor of the Company for the fiscal year ending February 28, 2007;
3. To authorize the directors of the Company to fix the remuneration to be paid to the auditor for the fiscal year ending February 28, 2007.
4. To set the number of directors of the Company for the ensuing year at five (5) persons.
5. To elect directors of the Company to serve until the next annual general meeting of the Company's shareholders.
6. To adopt and approve the Company's 2006 stock option plan.
7. To transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Annual General Meeting.

The Company's board of directors has fixed June 9, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company's

transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by 10:00 a.m. (Vancouver time) on Wednesday, July 19, 2006, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Annual General Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the *Income Tax Act* (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 16th day of June, 2006.

By Order of the Board of

MEGASTAR DEVELOPMENT CORP.

"Dusan Berka"

Dusan Berka
President and Chief Executive Officer

MEGASTAR DEVELOPMENT CORP.
600-625 Howe Street
Vancouver, British Columbia
V6C 2T6
Telephone: 604.683.6648
Facsimile: 604.683.1350
Website: www.megastardevelopment.com

INFORMATION CIRCULAR

Dated June 16, 2006 (unless otherwise noted)

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the "Notice") and is furnished to the shareholders (the "Shareholders") holding common shares (the "Common Shares") in the capital of **Megastar Development Corp.** (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held at 10:00 a.m. on Friday, July 21, 2006 at the offices of the Company's solicitors, or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on June 9, 2006 (the "Record Date") on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxy holders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Pacific Corporate Trust Company (the "Transfer Agent"), at their offices located on the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or by the Company at the address set forth above, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the

Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares registered in their own names. Shareholders who do not hold Common Shares registered in their own names (referred to in this Information Circular as "Non-Registered Shareholders") should note that only Common Shares held by registered Shareholders, or duly appointed proxy holders of registered Shareholders, can be recognized and vote at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered in the name(s) of the Shareholder's broker or agent of that broker (an "Intermediary"). Other Intermediaries include, but are not limited to, banks, trust companies, securities dealers, and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans. An Intermediary, in turn, may register Common Shares in the name of a clearing agency, such as CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms, or under the name of Cede & Co., which is the nominee for The Depository Trust Company, a depository for many United States brokerage firms and custodian banks.

Intermediaries are required to forward copies of proxy-related materials ("AGM Materials") to all Non-Registered Shareholders to seek voting instructions to ensure that all Company shareholders have the opportunity to direct the voting of their Common Shares. Non-Registered Shareholders have the opportunity to either:

(a) receive a form of proxy that has already been signed by the Intermediary (usually, by a stamped, facsimile signature) that is restricted to the actual number of Common Shares owned by the Non-Registered Shareholder, but that is otherwise incomplete. Because the form of proxy has already been signed by the Intermediary, it does not need to be signed by the Non-Registered Shareholder. The completed and signed proxy must then be deposited

with the Transfer Agent in the manner described under the heading "Appointment of Proxy" above; or

(b) receive a voting instruction form (a "VIF"), which form is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder, constitutes voting instructions that the Intermediary must follow. In order for the VIF to be considered a valid proxy authorization, the Non-Registered Shareholder must: (i) affix to the VIF the label provided that contains bar-code and other information; (ii), properly complete the VIF; and (iii) return the VIF to the Intermediary or its service company, typically ADP Investor Communications Services ("ADP").

An "objecting beneficial owner" or an "OBO" is a beneficial, Non-Registered Shareholder who has objected to its name being made known to the Company, while a "non-objecting beneficial owner" or a "NOBO" is a beneficial, Non-Registered Shareholder who has not objected to this information being available to the Company. The Company may obtain a list of NOBO Shareholders from Intermediaries and distribute AGM Materials directly to such NOBOs.

THE AGM MATERIALS ARE BEING SENT TO BOTH REGISTERED AND NON-REGISTERED OWNERS OF THE COMMON SHARES. IF YOU ARE A NON-REGISTERED SHAREHOLDER, AND THE COMPANY OR ITS AGENT HAS SENT THESE AGM MATERIALS TO YOU, YOUR NAME AND ADDRESS AND INFORMATION ABOUT YOUR HOLDINGS IN THE COMPANY'S COMMON SHARES HAVE BEEN OBTAINED IN ACCORDANCE WITH APPLICABLE SECURITIES REGULATORY REQUIREMENTS FROM THE INTERMEDIARY HOLDING COMMON SHARES ON YOUR BEHALF.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, and an unlimited number of Class A preference shares without par value. As of the Record Date, determined by the Company's board of directors to be the close of business on June 9, 2006, a total of 18,133,733 Common Shares were issued and outstanding, and no Class A preference shares were issued or outstanding. Each Common Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company's directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares (1)
CDS & Co. (2)	11,240,236	62.0%

(1) Based on 18,133,733 Common Shares issued and outstanding as of the Record Date. The Company believes that all persons hold legal title, and it has no knowledge of actual Common Share ownership.

(2) Management of the Company is unaware of all of the Beneficial Shareholders respecting the Common Shares registered in the name of CDS & Co.

RECEIPT OF FINANCIAL STATEMENTS

The audited financial statements of the Company for the financial year ended February 28, 2006, and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of Amisano Hanson, Chartered Accountants, to serve as auditor of the Company for the Company's fiscal year ending February 28, 2007, at a remuneration to be fixed by the Company's board of directors.

Amisano Hanson, Chartered Accountants, was first appointed as auditor of the Company on December 20, 1990.

NUMBER OF DIRECTORS

The articles of the Company provide for a board of directors (the "Board") of no fewer than three persons and no greater than a number as may be fixed or changed from time to time by majority approval from the Shareholders.

At the Meeting, Shareholders will be asked to pass a resolution to set the number of directors of the Company for the ensuing year at five. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at five.

ELECTION OF DIRECTORS

Board of Directors

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles, or until such director's earlier death, resignation or removal.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees and as posted on the System for Electronic Disclosure by Insiders, or "SEDI", is as follows:

Name Province/State Country of Residence and Position(s) with the Company	Principal Occupation Business or Employment for Last Five Years [1]	Periods during which Nominee has Served as a Director	Number of Common Shares Owned
Dusan Berka, P. Eng British Columbia, Canada Chief Executive Officer, President and Director	Mr. Berka is a professional engineer and director of several reporting companies.	December 5, 2003 to Present	971,000 [2]
Hanif Sachedina Ontario, Canada Chief Financial Officer, Secretary and Director	Mr. Sachedina has been a self-employed consultant since 2004. From 1999 to 2004, Mr. Sachedina was a market analyst with a major utility company. From 2004 to 2006, he was at the Richard Ivey School of Business, and now has his MBA.	December 5, 2003 to Present	478,500
Richard Roy, P. Geo Quebec, Canada Director	Mr. Roy is a geological consultant and President of Nordquest.	August 23, 2004 to Present	275,000 [3]
Philippe Cloutier, P.Geo. Quebec, Canada Nominee	Mr. Cloutier is a principal of Grayton Mining Inc., a private mineral industry services and development company. Mr. Cloutier is also Vice-President, Exploration of Alexis Minerals Corporation. Between 1996 and 2003, Mr. Cloutier was associated with the North and Central American Division of Aur Resources Inc., initially as senior project geologist (1996 to 2000), and subsequently as senior geologist (2001 to 2003).	N/A	None

Name Province/State Country of Residence and Position(s) with the Company	Principal Occupation Business or Employment for Last Five Years [1]	Periods during which Nominee has Served as a Director	Number of Common Shares Owned
Gary Musil British Columbia, Canada Nominee	Mr. Musil is Chief Financial Officer and managing director for several Canadian public companies, including Belmont Resources Inc. (December 1999 to present), Consolidated Big Valley Resources Inc. (April 2006 to present), Highbank Resources Ltd. (December 1988 to present), and International Montoro Resources Inc. (February 1999 to present). Mr. Musil is also a director and officer of Liberty Star Gold Corp. (October 2003 to present), and a director of Skins Inc. (June 2005 to present), both of which are public companies reporting in the United States. Between January 2000 and May 2006, Mr. Musil served as a director and officer of Mandalay Resources Corp.	N/A	24,000

(1) Reference is made to the heading "Disclosure of Corporate Governance Practices", specifically sub-heading "Directorships" for further information relating to Company directors and nominees for director.

(2) 613,500 of these Common Shares are registered in the name of Duster Capital Corp., a private company wholly-owned by Dusan Berka ("Duster").

(3) 130,000 of these Common Shares are registered in the name of 9098 3131 Quebec Inc. dba Nordquest, a private company owned by Richard Roy and his wife, each as to 50%.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Committees

We have established one committee being our Audit Committee. Reference is made to the heading “Audit Committee Disclosure” below for further information.

Corporate Cease Trade Orders or Bankruptcies

During the ten years preceding the date of this Information Circular, no director, nominee for director, or executive officer of the Company has, to the knowledge of the Company, been a director or executive officer of another issuer that, while such individual was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

During the ten years preceding the date of this Information Circular, no director, nominee for director, or executive officer of the Company has, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, nominee for director, or executive officer of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO") and chief financial officer ("CFO"), or persons who acted in a similar capacities;

(b) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year, and whose salary and bonus exceeds $150,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below. Since incorporation of the company in June 2004, the following persons were Named Executive Officers:

Name	Position Held	From	To
Dusan Berka	CEO and President	June 24, 2004	Present
Hanif Sachedina	CFO and Secretary	June 24, 2004	Present
Peter Haladin	President	May 30, 2001	June 24, 2004
James Reamsbottom	Secretary	May 30, 2001	July 25, 2003

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year Ended**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options (1)/ SARs (2) Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP (3) Payouts ($)**	**All Other Compen-sation ($)**
D. Berka	2006	$Nil	$Nil	$Nil	150,000 (4)	Nil	Nil	$22,000 (6)
	2005	Nil	Nil	Nil	150,000 (5)	Nil	Nil	14,375 (6)
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
H. Sachedina	2006	$Nil	$Nil	$Nil	135,000 (4)	Nil	Nil	$6,000 (7)
	2005	Nil	Nil	Nil	75,000 (5)	Nil	Nil	6,750 (7)
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
P. Haladin (8)	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	Nil	Nil	Nil	100,000 (8)	Nil	Nil	$11,000 (9)
	2004	Nil	Nil	Nil	123,544 (8)	Nil	Nil	45,300 (9)
J. Reamsbottom	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) "Options" includes all options, share purchase warrants and rights granted by the Company as compensation for employment services or office.

(2) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's publicly traded securities.

(3) "LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one financial year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4) These Options are exercisable at a price of $0.15 per Common Share until January 25, 2011.

(5) These Options are exercisable at a price of $0.11 per Common Share until January 17, 2010.

(6) These amounts were paid as management fees on the following basis:

(a) **2006:** paid to Duster.

(b) **2005:** $12,000 was paid to Duster, and $2,375 was paid to Mr. Berka directly.

Reference is made to the heading "Termination of Employment, Change in Responsibilities and Employment Contracts" below for further information relating to compensation paid to Mr. Berka.

(7) By Company directors' resolution dated September 1, 2004, Mr. Sachedina is entitled to receive the sum of $500 per month from the Company. These amounts represent director's fees payable directly to Mr. Sachedina.

(8) Mr. Haladin ceased to be an officer of the Company on June 24, 2004, and a director on August 23, 2004. As a result, Options granted to Mr. Haladin were terminated ninety days after his ceasing to act as a director of the Company.

(9) These amounts were paid as management fees on the following basis:

(a) **2005:** $8,000 was paid to Derby Reach Holdings Ltd., a company controlled by Mr. Haladin ("Derby"), for administration, and $3,000 was paid to Mr. Haladin directly.

(b) **2004:** $10,000 was paid to First Capital Realty Ltd., a company controlled by Mr. Haladin, for office management services, $14,000 was paid to Derby for administration, $19,500 was paid to Mr. Haladin directly, and $1,800 was paid to Mr. Haladin as a car allowance.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Options/SAR Grants During The Most Recently Completed Financial Year

Other than as described below, no Options/SARS were granted to Named Executive Officer's during the Company's most recently completed financial year:

Named Executed Officer Name	Securities Under Options/ SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Duster (D. Berka)	150,000 (1)	15.79%	$0.15	$24,000 (2)	Jan. 25/11
H. Sachedina	135,000	14.21%	$0.15	$21,600 (2)	Jan. 25/11

(1) These Options were granted on January 25, 2006.

(2) Value is based upon a $0.16 closing price of the Company's Common Shares as traded on the TSX Venture Exchange on January 24, 2006, being the last trading day prior to granting of the Options by the Company, less the appropriate discount.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

The following table sets out the Options/SARs exercised by the Named Executive Officers during the Company's most recently completed financial year, and provides the values of the Options/SARS still held by the Named Executive Officers at year-end.

Named Executed Officer Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money [(1)] Options/SARS at FY-End [(2)] ($) Exercisable/ Unexercisable
D. Berka	Nil	Nil	345,000/187,500	$37,175/$19,875
H. Sachedina	Nil	Nil	378,750/153,750	$38,675/$4,875

(1) "In the money" Options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the Option. Value is determined by calculating the difference between the closing price of the Company's shares on the last trading day prior to the Company's fiscal year end, and the exercise price of each Option, and then multiplying the difference by the number of shares under Option at the fiscal year end;

(2) The closing market price of the Company's Common Shares on February 28, 2006 was $0.24 per Common Share.

Option and SAR Repricings

No Options/SARS granted to Named Executive Officer's were repriced during the Company's most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or executive officers. No funds were set aside or accrued by the Company during the fiscal year ended February 28, 2006 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into a management agreement dated for reference November 1, 2005 with Duster Capital Corp. ("Duster") and its principal Dusan Berka, a director and officer of the Company (the "Duster Agreement"), pursuant to which Duster and Mr. Berka were formally engaged to provide certain services to the Company. In exchange for the services, Duster received the sum of $2,500 per month plus GST (the "Fees"), together with the reimbursement of out-of-pocket expenses incurred on behalf of the Company to the end of the Company's February 28, 2006 fiscal year end. On March 1, 2006, the Duster Agreement was amended to increase the Fees paid to Duster to $5,000 per month plus GST.

The term of the Duster Agreement runs until October 31, 2006, and is thereafter renewable by mutual agreement for successive 12 month periods, unless earlier terminated (the "Term"). The Duster Agreement may be terminated:

1. immediately by the Company for cause, in which case all unpaid compensation and expenses as of the date of termination shall be paid to Duster;

2. immediately, upon mutual agreement, in which case all unpaid compensation and expenses as of the date of termination shall be paid to Duster;

3. upon the giving of thirty days prior written notice by Mr. Berka, in which case all unpaid compensation and expenses as of the date of termination shall be paid to Duster;

4. upon the giving of thirty days prior written notice by the Company, in which case all unpaid compensation and expenses as of the date of termination shall be paid to Duster, together with further compensation equal to the amount of the monthly Fees for every year of service by Mr. Berka in excess of one year, as damages and compensation for loss of office and for the termination of this Agreement;

5. immediately, upon the illness or disability of Mr. Berka, in which case, all compensation for the remainder of the term of the Duster Agreement shall be payable monthly to Duster after the deduction of amounts equal to any sickness or disability payments received by Mr. Berka under the Company's sickness and disability plan, if any; or

6. upon the death or permanent disability of Mr. Berka, in which case, all compensation for the remainder of the term of the Duster Agreement shall be payable to Duster or to Mr. Berka's estate, as the case may be.

Other than as described above, the Company has not entered into any employment contracts with a Named Executive Officer.

Other than as described above, the Company has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in Named Executive Officer's responsibilities following such a change of control.

Compensation Committee

The Company does not have a Compensation Committee.

Compensation of Directors

Other than as set forth below, no compensation was paid to any director of the Company for services rendered as a director, or for committee participation or assignments:

During the Company's most recently completed financial year, a total of $8,500 was paid to non-Named Executive Officer directors, and $5,000 had accrued and was owing, the particulars of which are as follows:

Director	Standard Arrangements	Paid / Owing
R. Roy	From Sept. 1/04: $500 per month	$1,000/$5,000
J. Reamsbottom [(1)]	From Sept. 1/04: $1,000 per month From June 1/05: $500 per month	$7,500/$Nil

(1) Mr. Reamsbottom will not be standing for re-election as a Company director at the Meeting.

During this time, there were no other standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were

compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

Other than as described below, no Options/SARS were granted to Company directors during the Company's most recently completed financial year.

Name	Securities Under Options (#)	Exercise or Base Price ($/Security)	Expiration Date
R. Roy	135,000 (1)	$0.15	Jan. 25/11
J. Reamsbottom (2)	30,000	$0.15	Jan. 25/11

(1) These Options were granted on January 25, 2006.

(2) Mr. Reamsbottom will not be standing for re-election as a Company director at the Meeting.

Other Related Party Arrangements

For the fiscal year ended February 28, 2006, a total of $6,489 (2005: $16,540) was due to related parties. The amount represents amounts payable to directors for services ($5,500) (2005: $16,540), and for expenses incurred on behalf of the Company ($989) (2005: $Nil). Repayment of these expenses was made subsequent to the Company's fiscal year end.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all of the Company's compensation plans pursuant to which securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,445,796 (1)	$0.14	505,796
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,445,796		505,796

(1) Subsequent to the Company's February 28, 2006 fiscal year end, it granted Options to purchase a further 575,000 Common Shares, and Options for the purchase of a total of 200,000 Common Shares were exercised.

(2) Reference is made to the heading "Stock Option Plan" below for further information relating to the Company's stock option plan and Options granted by it.

AUDIT COMMITTEE DISCLOSURE

The Company is a reporting company in the Provinces of Alberta and British Columbia, and as a result, it is subject to the requirements of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"). As such, the Company must have an Audit Committee, and establish a written charter that sets out its mandate and responsibilities.

The Charter

The Company approved and adopted its Audit Committee Charter on August 23, 2004, the text of which is attached as Schedule "A" to this Information Circular.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Hanif Sachedina	Not Independent	Financially Literate (1)
Richard Roy	Independent	Financially Literate (1)
James Reamsbottom (2)	Independent	Financially Literate (1)

(1) As defined in Paragraph 4.2 of Companion Policy 52-110 CP.

(2) Mr. Reamsbottom will not be standing for re-election as a Company director at the Meeting.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board.

Exemptions

The Company is defined as a "venture issuer" and, as a result, is relying upon an exemption found in section 6.1 of MI 52-110 from the requirements to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the following exemptions found in MI 52-110:

- Section 2.4 (*De Minimis Non-audit Services*); or
- an exemption from 52-110, in whole or in part, granted under Part 8 *(Exemptions)* of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee must review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(a) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(b) such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(c) such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Authority to grant such approvals may be delegated by the Audit Committee to one or more independent members of the Committee, but any approvals that may be granted must be presented to the Audit Committee at the Committee's first scheduled meeting following the approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended February 28	**Audit Fees (1)**	**Audit Related Fees (2)**	**Tax Fees (3)**	**All Other Fees**
2006	Est. $10,000	None	None	None
2005	$8,900	None	$750	None

(1) fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings;

(2) fees for assurance and related services that are related to the performance of the audit;

(3) fee for tax compliance, tax advice and planning.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Following is a summary of the Company's corporate governance practices, as required by National Instrument 58-101 and Form 58-101F2.

Board of Directors

The Board facilitates its exercise of independent supervision over management by way of frequent Board meetings.

Independent Directors

At this time, the Company's independent directors are Richard Roy and James Reamsbottom. Messrs. Roy and Reamsbottom are free from any interest in, or any business or other relationship that could, or could reasonably, be perceive to materially interfere with their ability to act in the best interests of the Company. Mr. Reamsbottom will cease to be a Company director on July 21, 2006.

Non-Independent Directors

The directors of the Company not considered to be independent are Dusan Berka and Hanif Sachedina, both of whom are officers of the Company.

Additionally, Mr. Berka is a principal of Duster, a company that provides consulting services to the Company.

Directorships

Company directors, or director nominees, are also directors and/or officers of the following reporting issuers:

Name of Director	Name of Issuer
Dusan Berka	Lateegra Gold Corp.
Richard Roy	None
Hanif Sachedina	None
James Reamsbottom	None
Philippe Cloutier	Alexis Minerals Corporation
Gary Musil	International Montoro Resources Inc. Highbank Resources Ltd. Consolidated Big Valley Resources Inc. Belmont Resources Inc. Liberty Star Gold Corp. Skins Inc.

Orientation and Continuous Education

The Company has not yet developed an official orientation or training program for directors. If and when new directors are added, however, they have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are and will continue to be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The Company has not adopted a formal code of business conduct and ethics. To encourage and promote a culture of ethical business conduct, the Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operated independently of management and in the best interests of the Company.

Nomination of Directors

The Company does not have a nominating committee of its Board. Rather, the Board as a whole is responsible for identifying and recommending new candidates, having regard to the appropriate size of the Board and the necessary competencies and sills of the Board as a whole, and of each director individually. Director nominees must demonstrate expertise in general business management, possess expertise in an area of strategic interest to the Company, have the ability to devote sufficient time to the Company's affairs, support the Company's mission and objectives, and express a willingness to serve as a director.

Compensation

The Company does not have a compensation committee of its Board. Rather, the Board conducts annual reviews with regard to the compensation of Company directors, its CEO and other officers. In considering such compensation, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Company; (iii) balancing the interests of management and the Company's Shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general; and (v) the degree or risk and responsibility associated with each position. In order to achieve these objectives, the compensation paid to the Company's executive officers consists of three components: (i) base salary; (ii) annual bonus based on actual performance relative to pre-set annual operation targets; and (iii) long-term incentive in the form of stock options.

Other Board Committees

There are no committees of the Company's Board, other than the Audit Committee, the particulars of which are described above.

Assessments

The Board annually reviews its own performance to satisfy itself that the Board, its committees and its individual directors are performing effectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee is indebted to the Company as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors' or executive officers' indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an "Insider"); (c) director or executive officer of an Insider;

or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company's last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting.

STOCK OPTION PLAN

A stock option plan enables a company to attract and retain high calibre personnel by offering to them an opportunity to benefit from any increase in value of such company's share capital resulting from their efforts.

The TSX Venture Exchange (the "Exchange") requires all Exchange listed companies to adopt stock option plans, and all such plans must contain certain provisions. The Exchange permits two types of stock option plans - the "rolling" plan, or the "fixed number" plan. Under a rolling plan, a maximum of 10% of a company's issued and outstanding share capital (on a non-diluted basis) may be reserved for issuance at the time of granting. Under a fixed plan, a company may reserve a specified number of shares, up to a maximum of 20% of its issued and outstanding share capital. Vesting provisions are required if more than 10% of a company's share capital is reserved under a fixed plan, or if options are granted under a rolling plan to persons providing investor relations services to the company. Shareholder approval is required annually for a rolling plan, while a fixed plan needs to be approved and adopted by shareholders only once, when it is initially created. Both types of stock option plans require Exchange acceptance.

At the Company's annual general meeting held on July 21, 2005, Shareholders adopted and approved the Company's 2005 stock option plan (the "2005 Plan"), a fixed plan that reserves a maximum of 2,445,796 Common Shares for issuance upon the exercise of Options. As of the date hereof, the Company has granted Options for the purchase of an aggregate of 2,315,000 Common Shares. Since adoption of the 2005 Plan, the Company's issued and outstanding share capital has increased to 18,133,733 Common Shares, and as a result, management would like to increase the number of Options available for granting to 3,626,746 Common Shares. This would represent an increase of 1,180,950 Options, and bring to 1,311,740 the number of Options currently available for granting.

The Company seeks approval for the creation and adoption of a new stock option plan, to be called the 2006 stock option plan (the "2006 Plan"), from a majority of disinterested Shareholders. "Disinterested Shareholders" are Shareholders other than insiders of the Company and their associates to whom Options may be granted.

It is proposed that the 2006 Plan will have the following characteristics:

(a) it will reserve up to 3,626,746 Common Shares, being 20% of the Company's currently issued and outstanding share capital, for issuance to directors, officers, employees and consultants upon the exercise of Options granted under the 2006 Plan. The 3,626,746 Common Shares to be reserved also includes 2,315,000 Common Shares that are presently reserved for issuance under the 2005 Plan;

(b) it will be administered by the Executive Committee of directors appointed from time to time by the Board, or, if no Executive Committee is appointed, by the President of the Company, in either case subject to approval by the Board pursuant to rules of procedure fixed by the Board;

(c) during any 12 month period, the number of Common Shares reserved for issuance to any one person pursuant to Options granted shall not exceed the maximum number of Common Shares permitted by the Exchange (presently 5% of the issued and outstanding share capital of a company, or in the case of a consultant or investor relations employee, 2%);

(d) the administrator of the 2006 Plan may determine the time during which any Options may vest and the method of vesting, or that no vesting restrictions shall apply;

(e) the exercise price of the Options granted shall not be lower than the price permitted by the Exchange;

(f) Options granted under the 2006 Plan shall be exercisable for a maximum period of five years from the date of granting;

(g) unless otherwise determined by the administrator, an Option will terminate ninety days after an optionee ceases to be a director, officer, consultant or employee of the Company. This period is reduced to thirty days if the optionee was engaged in investor relations activities for the Company;

(h) in the event of the death of an optionee, Options will only be exercisable within twelve months of such death;

(i) disinterested Shareholder approval will be sought in the event that the Company wishes to amend the 2006 Plan to increase the number of Common Shares reserved for issuance, or in the event of any proposal to reduce the exercise price of Options granted to insiders of the Company; and

(j) all Options shall be non-transferable.

Shareholders will be asked to pass the following resolution:

"BE IT RESOLVED THAT:

1. The Company's 2006 stock option plan (the "2006 Plan") be and it is hereby adopted and approved.

2. Subject to the terms and conditions of the 2006 Plan, the board of directors be authorized to grant Options under the 2006 Plan, which Options may be exercised to purchase up to 3,626,746 Common Shares, representing 20% of the Company's currently issued and outstanding 18,133,733 Common Shares.

3. All outstanding Options granted prior to implementation of the 2006 Plan shall, for the purpose of calculating the number of Options that may be granted under the 2006 Plan, be treated as Options granted under the 2006 Plan.

4. Any one director or officer of the Company be authorized and directed to perform such acts and deeds and things, and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.".

A copy of the 2006 Plan is available for review at the Company's offices, as set out on Page 1 hereof, during normal business hours up to and including the date of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company's financial statements and the related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the Designated Persons to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of the Company.

Dated at Vancouver, British Columbia 16th day of June, 2006

ON BEHALF OF THE BOARD

MEGASTAR DEVELOPMENT CORP.

"Dusan Berka"

Dusan Berka
President and Chief Executive Officer

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

The following Audit Committee Charter was adopted by the Audit Committee of the Board of Directors and the Board of Directors of **Megastar Development Corp.** (the "Company") on August 23, 2004:

Mandate

The primary function of the audit committee (the "Committee") is to assist the Company's Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements;
- review and appraise the performance of the Company's external auditors; and
- provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors. If the Company ceases to be a "venture issuer" (as that term is defined in Multilateral Instrument 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a "venture issuer" (as that term is defined in Multilateral Instrument 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of

Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports Review

   (a) review and update this Audit Committee Charter annually; and

   (b) review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2. External Auditors

   (a) review annually, the performance of the external auditors who shall be ultimately accountable to the Company's Board of Directors and the Committee as representatives of the shareholders of the Company;

   (b) obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

   (c) review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

   (d) take, or recommend that the Company's full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

   (e) recommend to the Company's Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f) recommend to the Company's Board of Directors the compensation to be paid to the external auditors;

(g) at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(h) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i) review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j) review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

   (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

   (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services, and

   (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3. Financial Reporting Processes

(a) in consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;

(b) consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(c) consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;

(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e) following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f) review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

(g) review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h) review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i) review certification process;

(j) establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k) establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4. Other

(a) review any related-party transactions;

(b) engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c) to set and pay compensation for any independent counsel and other advisors employed by the Committee.

MEGASTAR DEVELOPMENT CORP.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that **Megastar Development Corp.** (the "Company") annually send a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company's registrar and transfer agent at the following address:

PACIFIC CORPORATE TRUST COMPANY
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name).

****

If you wish to receive Statements of the Company, please complete below and return. Yes, I would like to receive:

____________ **Interim Financial Statements and MD&A**

____________ **Annual Financial Statements and MD&A**

(Please PRINT your name and address)

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City, Province/State)

____
(Postal Code)

____
(Email Address)

Signed: ______________________________
(Signature of Shareholder)

Dated: ______________________________

IMPORTANT VOTING INFORMATION

YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!

SECURITYHOLDERS* THAT RECEIVE THIS FORM MAY VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK. This method is quick and easy and your vote will be immediately registered and tabulated.

If you are a registered securityholder you will have received a **proxy** with this form, the notice of meeting and information circular. **If you are a Non-Objecting Beneficial Owner ("NOBO")** and the issuer has chosen to mail directly to you, you will have received a **Voting Instruction Form ("VIF")** instead of a proxy. If you hold securities in this issue with more than one institution or hold a portion in a registered position and a portion with a financial institution, you may receive multiple packages from multiple institutions with different voting instructions in each. Please be sure to carefully follow the voting instructions provided in each case to ensure that your vote is counted. For example, control numbers provided by ADP on their VIF will not work on the internet and telephone systems described below.

With your proxy or the VIF in hand, our time-saving automated services will prompt you to enter your ID and Code numbers located below your name and address on the proxy or VIF and then guide you through the voting process. If your ID and code numbers are not on the proxy or VIF, they should be printed on the back of this flyer*. The system enables you to revote at a later time, if you wish to change your vote prior to the cut-off time indicated on the proxy or VIF. **Do not mail the printed proxy or VIF if you have voted by the internet or telephone.**

Holders whose securities are registered in a company name are encouraged to deliver their proxy or VIF by the traditional methods of mail or fax in order that they may concurrently provide evidence of authority to sign.

** If your name, address, ID and code are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are an Objecting Beneficial Owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you in error by the intermediary. Such security owners are not able to use the electronic voting options described herein.*

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RETURN YOUR PROXY BY MAIL OR FAX

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street 2nd Floor Vancouver BC V6C 3B9

FAX: 604 689 8144